UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ELECTRONIC CONTROL SECURITY INC.
 (Name of Issuer)

Common Stock.
 (Title of Class of Securities)

285617106
(CUSIP Number)

May 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            ☒         Rule 13d-1(b)

            ☐          Rule 13d-1(c)

            ☐        Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 285617106

1		NAME OF REPORTING PERSONS Hatteras Alternative Mutual Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 199,169
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 199,169
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,169
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This percentage is calculated based on 10,430,000 shares outstanding, as publicly reported by the issuer.

Page 2 of 5 Pages

CUSIP No. 285617106

Item 1(a).                    Name of Issuer:

 ELECTRONIC CONTROL SECURITY INC.

Item 1(b).                    Address of Issuer’s Principal Executive Offices:

 790 BLOOMFIELD AVENUE, CLIFTON, NEW JERSEY 07012

Item 2(a).                    Name of Person Filing:

Hatteras Alternative Mutual Funds, LLC (the “Reporting Person”)

Item 2(b).                    Address of Principal Business Office or, if none, Residence:

8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615

Item 2(c).                     Citizenship:

 The Reporting Person is a North Carolina LLC.

Item 2(d).                    Title of Class of Securities:

 Common Stock

Item 2(e).                    CUSIP Number:

285617106

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(e)	☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.                         Ownership:

(a)         Amount Beneficially Owned (as of May 31, 2011):  199,169

(b)         Percent of Class:  1.9%

(c)         Number of shares as to which such person has:

(i)          sole power to vote or to direct the vote:  199,169

(ii)         shared power to vote or to direct the vote:  0

(iii)        sole power to dispose or to direct the disposition of:  199,169

(iv)        shared power to dispose or to direct the disposition of:  0

Page 3 of 5 Pages

CUSIP No. 285617106

Item 5.                        Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                        Ownership of More than Five Percent on Behalf of Another Person:

The interest of one person, Event Driven, a portfolio of the Underlying Funds Trust registered under the Investment Company Act of 1940 and advised by the Reporting Person, accounted for the entire amount.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.                        Identification and Classification of Members of the Group:

N/A

Item 9.                        Notice of Dissolution of Group:

N/A

Item 10.                      Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

CUSIP No. 285617106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 13, 2011

Hatteras Alternative Mutual Funds, LLC

By:  /s/ Andrew P. Chica
Andrew P. Chica
Chief Compliance Officer

Page 5 of 5 Pages